Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”)
170 University Avenue
Suite 1000
Toronto, Ontario
M5H 3B3

Item 2	Date of Material Change

January 9, 2017.

Item 3	News Release

The press release attached as Schedule “A” was disseminated through Marketwired on January 9, 2017 with respect to the material change.

Item 4	Summary of Material Change

Titan announced that Dr. Reiza Rayman has resigned as President of Titan effective January 9, 2017. David J. McNally, the recently appointed Chief Executive Officer and a Director of Titan, has also assumed the role of President of Titan with immediate effect.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Please see the press release attached as Schedule “A”.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following executive officer is knowledgeable about the material changes and may be contacted about this report:

Stephen Randall
Chief Financial Officer
(416) 548-7522 (ext. 152)

Email:	stephen@titanmedicalinc.com
Website:	www.titanmedicalinc.com

Item 9	Date of Report

January 10, 2017.

Schedule “A”

[See Attached]

170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 • Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

TITAN MEDICAL ANNOUNCES SENIOR MANAGEMENT CHANGE

TORONTO, ON – (Marketwired – January 9, 2017) – Titan Medical Inc. (the "Company") (TSX: TMD) (OTCQX: TITXF) takes this opportunity to provide an update.

As of today's date, Dr. Reiza Rayman has resigned as President of Titan Medical Inc. Dr. Rayman co-founded the Company in July 2008, with a view to developing a new robotic surgical platform. The Board of Directors takes this opportunity to thank Dr. Rayman for his clinical inspiration and years of service as President of the Company. The Board would also like to wish Dr. Rayman much success in his future endeavours.

"I have full confidence in Titan and the impact that SPORT™ Surgical System will have on patient care," said Dr. Reiza Rayman.

Effective immediately, David J. McNally, recently appointed CEO and Director, has also taken on the role of President.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on the design and development of a robotic surgical system for application in minimally invasive surgery ("MIS"). The Company's SPORT™ Surgical System, currently under development, includes a surgeon-controlled robotic platform that incorporates a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures through a single incision. The surgical system also includes a surgeon workstation that provides a surgeon with an advanced ergonomic interface to the robotic platform for controlling the instruments and provides a 3D high-definition endoscopic view of inside a patient's body. The SPORT™ Surgical System is designed to enable surgeons to perform a broad set of surgical procedures for general abdominal, gynecologic, and urologic indications. For more information, visit the Company's website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains "forward-looking statements" which reflect the current expectations of management of the Company's future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "may", "would", "could", "will", "anticipate", "believe", "plan", "expect", "intend", "estimate", "potential for" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the "Risk Factors" section of the Company's Annual Information Form dated March 30, 2016 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Titan Medical Inc.

David J. McNally, President, Chief Executive Officer
(416) 548-7522 x 151
David.McNally@titanmedicalinc.com
www.titanmedicalinc.com

EVC Group, Inc.

Amanda Prior
Aprior@evcgroup.com
(646) 445-4800

Michael Polyviou
mpolyviou@evcgroup.com
(646) 445-4800